Filed pursuant to Rule 424(b)(5)
                                                      Registration No. 333-17983


PROSPECTUS SUPPLEMENT
(To Prospectus dated December 24, 1996)
December 9, 1997

                               12,000,000 Shares


                         Hospitality Properties Trust
                     Common Shares of Beneficial Interest

     Hospitality Properties Trust (the "Company" or "HPT") is a real estate investment trust (a "REIT") which owns hotels and leases them to unaffiliated tenants. Upon completion of pending acquisitions, HPT will own 135 hotels with 18,497 rooms or suites located in 35 states. The Company's common shares of beneficial interest (the "Shares") offered hereby are all being issued and sold by the Company. On December 9, 1997, the last reported sale price for the Shares on the New York Stock Exchange ("NYSE") was $33-1/16 per Share.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


--------------------------------------------------------------------------------
                        Price          Underwriting       Proceeds
                        to the        Discounts and        to the
                        Public        Commissions(1)     Company(2)
--------------------------------------------------------------------------------
Per Share  ......      $33.0625           $1.65           $31.4125
Total(3)   ......    $396,750,000      $19,800,000       $376,950,000
--------------------------------------------------------------------------------

(1) See "Underwriting" for indemnification arrangements with the Underwriters.

(2) Before deducting expenses payable by the Company estimated at approximately $1,000,000.

(3) The Company has granted the Underwriters a 30-day option to purchase up to an aggregate of 1,800,000 additional Shares at the Price to the Public, less Underwriting Discounts and Commissions, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to the Public, Underwriting Discounts and Commissions and Proceeds to the Company will be $456,262,500, $22,770,000 and $433,492,500, respectively. See "Underwriting."

     The Shares offered hereby are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, subject to approval of certain legal matters by counsel to the Underwriters and certain other conditions. The Underwriters reserve the right to reject orders in whole or in part. It is expected that delivery of the Shares will be made against payment therefor in New York, New York on or about December 12, 1997.


Donaldson, Lufkin & Jenrette
      Securities Corporation
           A.G. Edwards & Sons, Inc.
                Legg Mason Wood Walker
                       Incorporated
                            Merrill Lynch & Co.
                                 Prudential Securities Incorporated
                                      Salomon Smith Barney

                              [INSIDE FRONT COVER]


                          HOSPITALITY PROPERTIES TRUST


           [PICTURE OF HOTEL]                     [PICTURE OF HOTEL]
     RESIDENCE INN BY MARRIOTT[RegTM]                WYNDHAM[RegTM]
      Westborough, Massachusetts                  Salt Lake City, Utah


           [PICTURE OF HOTEL]                    [PICTURE OF HOTEL]
          SUMNER SUITES[RegTM]                    CANDLEWOOD[RegTM]
          Dallas, Texas                          Birmingham, Alabama



     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE SHARES. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE, SHARES IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                                    SUMMARY

     The following summary is qualified by the detailed information and financial statements appearing elsewhere or incorporated by reference in this Prospectus Supplement and in the accompanying Prospectus dated December 24, 1996 (the "Prospectus"). References in this Prospectus Supplement to the "Company" or "HPT" include consolidated subsidiaries. Unless otherwise noted, the information contained in this Prospectus Supplement assumes that (i) the Underwriters' over-allotment option is not exercised and (ii) the transactions described below in "Recent Developments--Investments" have been completed, including the acquisition of the 23 hotels which have not yet been acquired as of the date hereof. The offering of Shares contemplated hereby (the "Offering") is not contingent upon the consummation of these transactions, and there can be no assurance that they will be consummated.


                                  THE COMPANY

     The Company is a REIT formed to acquire, own and lease hotels. The Company currently owns or has entered agreements to acquire a total of 135 hotels with 18,497 rooms costing approximately $1,375 million.


                        HPT Investments by Hotel Brand


[PIE CHART]


                    24%                                   46%
     Residence Inn by Marriott[RegTM]         Courtyard by Marriott[RegTM]
        31 hotels/3,961 suites                  63 hotels/8,982 rooms
             $335 million                          $621 million

                    7%                                    13%
           Candlewood[RegTM]                        Wyndham[RegTM]
        15 hotels/1,592 suites                  12 hotels/2,321 rooms
             $100 million                            $179 million

                                       10%
                              Sumner Suites[RegTM]
                             14 Hotels/1,641 suites
                                  $140 million




[/PIE CHART]


     The Company has raised its quarterly dividends five times since its initial public offering ("IPO") in August 1995. The next quarterly dividend of $0.63 per Share will be paid on or about January 28, 1998 to shareholders of record on December 31, 1997. Purchasers of Shares in this Offering who continue to hold their Shares on December 31, 1997 will receive this next quarterly dividend. The following chart shows HPT's growth in dividends and cash available for distribution ("CAD") per Share, as well as adjusted pro forma CAD per Share, assuming all pending acquisitions are completed. CAD is defined as net income plus depreciation, amortization and other non-cash charges, less cash reserves for periodic refurbishment.

                        HPT Quarterly Dividends and CAD
                                  (per Share)


                                                                                           Adjusted
                                                                                           Pro Forma
             4Q95     1Q96     2Q96     3Q96     4Q96     1Q97     2Q97     3Q97    4Q97   3Q97
Dividends    $.55     $.58     $.58     $.59     $.59     $.59     $.61     $.62    $.63
CAD          $.62     $.62     $.64     $.67     $.68     $.70     $.73     $.73              $.75

     The Company's strategy to increase CAD per Share is to invest in high quality hotels leased to experienced hotel operators for minimum rents which exceed the Company's cost of capital plus percentage rents which increase with gross hotel revenues. In 1995 the Company acquired 37 hotels for $329 million. In 1996 the Company acquired 45 hotels for $485 million. Since the beginning of 1997 the Company has acquired or agreed to acquire 53 hotels for $562 million. The average age of the Company's hotels is under 6 years. The Company believes that its hotels are among the newest, best designed and best located hotels in their respective market segments.

     The Company has designed its leases to benefit from increasing rents during cyclical rises in the financial performance of its hotels and to secure its minimum rents during cyclical downturns. Important features of the Company's leases, which are designed to increase the growth and dependability of the Company's CAD per Share used to pay dividends, include the following:

     Minimum Rent. All the Company's leases require minimum annual rent equal to 10% of the Company's investment in its hotels.

     Percentage Rent. All the Company's leases require percentage rent equal to between 5% and 10% of increases in gross hotel revenues over threshold amounts.

     Pooled Leases. Each Company-owned hotel is part of a combination of hotels. The leases in each combination are subject to cross default with other leases to the same tenant. The smallest combination includes nine hotels with 1,336 rooms in which the Company has invested approximately $129 million; the largest combination includes 53 hotels with 7,610 rooms in which the Company has invested approximately $505 million.

     Geographic Diversification. Each combination of hotels leased to a single tenant is geographically diversified. In addition, many of HPT's hotels are located in the vicinity of major demand generators such as airports, medical or educational facilities and large suburban office parks.

     All or None Renewals. All renewal options for each combination of hotels may only be exercised on an all or none basis and not for separate hotels.

     Security Deposits. The leases require cash security deposits equal to one year's minimum rent.

     FF&E Reserves. The leases require the tenants to deposit 5% of gross hotel revenues into escrow to fund periodic renovations (the "FF&E Reserve"). For hotels owned throughout the 12 months ended September 30, 1997, the FF&E Reserve amounted to $1,462 per room per year.

     Subordinated Fees. All management fees for the Company's hotels are subordinated to the rent due to the Company.

     Guarantees for New Hotels. When the Company purchases and leases recently built hotels, the Company requires that payment of rent be guaranteed until the operations of the hotels achieve negotiated rent coverage levels. Except for guarantors whose obligations are investment grade rated, these guarantees are secured by cash deposits.

     Rent Coverage. When the Company purchases hotels which have historical operations, the purchase prices and rents are set at levels which provide historical as well as projected rent coverage. For the 12 months ended September 30, 1997, hotels owned by the Company which had been open at least one year at the beginning of this period earned cash flow available for rent (after paying all non-subordinated expenses and after a 5% FF&E Reserve) of 1.6 times the minimum rent due to the Company. The Company believes that this is the highest rent coverage ratio among all public hotel REITs.


                                 THE OFFERING



Shares being offered by the Company ...............   12,000,000 Shares
Shares to be outstanding after the Offering  ......   38,878,295 Shares
Use of proceeds   .................................   To repay debt, to purchase hotels and for general business purposes.
NYSE symbol .......................................   HPT

        SUMMARY HISTORICAL AND ADJUSTED PRO FORMA FINANCIAL INFORMATION

     The following table sets forth certain financial information with respect to the Company which is derived from the audited and unaudited financial statements of the Company incorporated herein by reference or in the Unaudited Adjusted Pro Forma Financial Statements included elsewhere in this Prospectus Supplement and should be read in conjunction with these financial statements and the accompanying footnotes.



                                                             Historical                      Adjusted Pro Forma(1)
                                             ------------------------------------------- -----------------------------
                                                                                                         Nine Months
                                                  Year Ended         Nine Months Ended    Year Ended        Ended
                                                 December 31,          September 30,     December 31,   September 30,
                                             --------------------- --------------------- -------------- --------------
                                               1995       1996       1996       1997         1996           1997
                                                                        (unaudited)
                                                               (in thousands, except per Share data)
Operating Data:
 Rental income   ........................... $ 19,531   $ 69,514   $ 48,661   $ 71,158      $136,117      $  103,303
 FF&E Reserve income   .....................    4,037     12,169      8,798     11,138        13,343          11,138
 Interest income ...........................       74        946        764        474           408             474
   Total revenues   ........................   23,642     82,629     58,223     82,770       149,868         114,915
 Net income   ..............................   11,349     51,664     36,691     44,853        84,451          64,105
 Dividends declared ........................   11,486     62,841     46,996     48,914
Per Share Data:
 Net income   .............................. $   2.51   $   2.23   $   1.67   $   1.67      $   2.17      $     1.65
 Dividends(2) ..............................     0.79       2.34       1.75       1.82
 Weighted average Shares outstanding  ......    4,515     23,170     21,932     26,871        38,857          38,871
Other Data:
 Cash available for distribution   ......... $ 13,156   $ 60,794   $ 42,611   $ 57,768      $115,352      $   87,749
 CAD per Share   ........................... $   2.91   $   2.62   $   1.94   $   2.15      $   2.97      $     2.26
Balance Sheet Data (at end of period):
 Real estate properties, net ............... $326,752   $816,469   $814,127   $957,994                    $1,368,238
 Total assets ..............................  338,947    871,603    839,665    992,780                     1,404,318
 Total borrowings   ........................       --    125,000     93,650    229,000                       204,808
 Total shareholders' equity  ...............  297,951    645,208    661,929    658,464                     1,034,374

---------------------
(1) Adjusted pro forma data is presented for the year ended December 31, 1996 and as of or for the nine months ended September 30, 1997, giving effect to the transactions described under "Recent Developments--Investments," this Offering and the additional transactions described in the Unaudited Adjusted Pro Forma Financial Statements included elsewhere in this Prospectus Supplement.

(2) Amounts represent dividends declared with respect to the periods shown.

                              RECENT DEVELOPMENTS


     From January 1, 1997 through the date hereof, the Company has engaged in the following significant activities.


Investments

     Wyndham[RegTM] Salt Lake City Hotel (381 rooms; $44.0 million). In January 1997 the Company purchased a full service hotel in Salt Lake City, Utah for $44.0 million. This hotel is located adjacent to the Salt Lake City Salt Palace Convention Center and contains 381 rooms, 14,469 square feet of meeting space and two restaurants/lounges. This hotel was previously operated as a Doubletree[RegTM] hotel, but upon acquisition the Company leased it to a subsidiary of Wyndham Hotel Corporation ("Wyndham") for an initial term ending in 2012 plus renewal options. Wyndham is a publicly owned company listed on the NYSE under the symbol "WYN." Wyndham is in the process of renovating this hotel and the Company has agreed to provide up to $3.3 million for such renovations. The minimum rent payable to the Company for this hotel is $4.4 million per year; this amount increases as improvement funding is drawn and will be $4.7 million per year if all the $3.3 million committed for improvements is drawn. This lease also requires percentage rent based upon increases in gross revenues at the hotel and a FF&E Reserve escrow. The lease obligations due the Company are secured by a $4.7 million cash security deposit. Because this hotel is being repositioned by Wyndham and the purchase price did not meet the Company's underwriting criteria based upon historical operating results, the Company required Wyndham to guarantee the lease obligations up to a specified amount until cash flow from operations of this hotel exceeds 1.4 times the minimum rent. This guaranty is secured by a cash deposit. Also, the lease permits the Company to subject this lease to cross default and all or none renewal options with leases for 11 other Company-owned hotels leased to another subsidiary of Wyndham.

     Fourteen Marriott[RegTM] Hotels (1,819 rooms; $149 million). In March 1997 the Company agreed to acquire 10 Residence Inn by Marriott[RegTM] hotels (1,276 suites) and four Courtyard by Marriott[RegTM] hotels (543 rooms) for $149 million from Marriott International, Inc. ("Marriott"). Marriott is a publicly owned company listed on the NYSE under the symbol "MAR." All of these hotels were developed by Marriott and are less than two years old. The Company agreed to purchase these hotels as they open and to lease them to a subsidiary of Marriott through 2014 plus renewal options. The annual minimum rent payable under these leases is equal to 10% of the purchase prices and will total $14.9 million when all of these hotels are acquired. The leases require percentage rents beginning after operations of these hotels are stabilized as well as FF&E Reserve escrows. The leases for all 14 of these hotels are subject to cross default and all or none renewal options. A cash security deposit equal to one year's minimum rent (totaling $14.9 million when all 14 hotels are acquired) is required. In addition, Marriott has guaranteed the lease payments until operations of these hotels are stabilized and cover the minimum rent according to a formula negotiated between the Company and Marriott. As of the date hereof, 13 of these 14 hotels have been acquired and leased; the remaining hotel is expected to be acquired and leased during December 1997.

     Nine Marriott[RegTM] Hotels (1,336 rooms; $129 million). In September 1997 the Company agreed to acquire from Marriott six Courtyard by Marriott[RegTM] hotels (829 rooms) and three Residence Inn by Marriott[RegTM] hotels (507 suites) for $129 million. These hotels are being leased to a separate subsidiary of Marriott through 2012 plus renewal options. The terms of these acquisitions and leases are substantially similar to the terms described above for the 14 Marriott[RegTM] hotels being acquired and leased by the Company. The purchase price and minimum rent per room for these hotels are higher than the purchase prices and rents for other Marriott hotels previously acquired by the Company because several of these hotels are in higher cost urban locations. As of the date hereof, two of these hotels have been acquired; the remaining seven are expected to be acquired periodically during the remainder of 1997 and 1998.


     Fourteen Sumner Suites[RegTM] Hotels (1,641 suites; $140 million). In November 1997 the Company acquired 14 Sumner Suites[RegTM] hotels (1,641 suites) for $140 million from ShoLodge, Inc. ("ShoLodge"). ShoLodge is a public company listed on The Nasdaq National Market under the symbol "LODG." Sumner Suites[RegTM] is a proprietary brand of all suite hotels owned by ShoLodge. Thirteen of these hotels were developed by ShoLodge within the past two years and the remaining hotel is being substantially renovated at this time. Simultaneous with their acquisition all of these hotels were leased to a subsidiary of ShoLodge for an initial term ending in 2008 plus renewal options. The lease requires annual minimum rent of $14.0 million plus percentage rent and FF&E Reserve escrows. The lease provides that all 14 hotels are subject to cross default and all or none renewal options. The lease requires a $14.0 million security deposit. In addition, the lease obligations are guaranteed up to a specified amount by ShoLodge until a negotiated ratio of cash flow coverage of rent is achieved from the operations of these hotels; this guaranty is secured by a cash deposit.

     Fifteen Candlewood[RegTM] Hotels (1,592 suites; $100 million). In November 1997 the Company agreed to acquire 15 Candlewood[RegTM] hotels for $100 million from Candlewood Hotel Company, Inc. ("Candlewood"). Candlewood is a publicly owned company listed on The Nasdaq National Market under the symbol "CNDL." Candlewood[RegTM] hotels are extended stay hotels developed by Candlewood. As these hotels are acquired they will be leased to a subsidiary of Candlewood for an initial term ending in 2011 plus renewal options. The lease will require annual minimum rent equal to 10% of the purchase prices paid (totaling $10.0 million per year when all 15 hotels are acquired) plus percentage rent and FF&E Reserve escrows. Cash security deposits equal to one year's minimum rent of $10.0 million are required. Candlewood will guarantee the lease obligations to the Company until a negotiated ratio of operating cash flow coverage of rent is achieved from the operations of these hotels; this guaranty will be secured by a cash deposit. The Candlewood[RegTM] hotels are expected to be acquired during the remainder of 1997 and the first quarter of 1998.


Financing

     Expanded Credit Facilities. In 1995 the Company entered into an agreement with DLJ Mortgage Capital, Inc. ("DLJMC") for a $200 million revolving line of credit. This line of credit was secured by mortgages on certain hotels owned by the Company and required a draw fee and interest at a spread over one-month LIBOR. In October and November 1997, the Company and DLJMC entered agreements to change the terms of this credit facility as follows: (i) in addition to the $200 million line of credit which may be drawn, repaid and redrawn through December 1998, the Company has obtained additional credit facilities under which the Company has the right to borrow up to an additional $255 million which may not be redrawn after it is repaid; (ii) no additional mortgages will be recorded to secure draws under the credit facilities until November 1998; and (iii) the applicable interest rate spread and draw fees were reduced. As of December 9, 1997, $261 million was outstanding under the DLJMC credit facilities. The Company intends to repay in full amounts outstanding under these credit facilities with the proceeds of the Offering.

     Additional Debt. The Company has recently held preliminary discussions with several banks concerning the possibility of replacing the Company's credit facilities with DLJMC. The Company is also considering whether it should seek to prepay its outstanding $125 million of mortgage bonds. After completion of this Offering, the Company expects to have further discussions with various rating agencies and banks concerning the possibility of establishing new unsecured credit facilities. No assurance can be given that these discussions will result in any particular debt ratings or that new credit facilities will be available to the Company on acceptable terms.

Other Matters

     Wyndham Merger. The Company currently owns 12 hotels leased to subsidiaries of Wyndham. In April 1997 Wyndham announced that it had agreed to merge with Patriot American Hospitality, Inc., a publicly owned company listed on the NYSE under the symbol "PAH." The Company believes that this merger as proposed would violate certain of the Wyndham lease terms and the Company has advised Wyndham of this belief. Wyndham has not disputed the Company's interpretation of these terms but has requested that the Company consent to the merger. Negotiations with Wyndham concerning the terms on which the Company may consent to this merger are currently on-going. The Company believes that an agreement for its consent will be achieved, but as of the date hereof no agreement has been reached. If Wyndham were to breach its lease obligations the Company might be required to find a new tenant for its 12 Wyndham hotels. In addition, if the Company was unable to find a new tenant for these hotels within one year, Wyndham's breach might cause a default in the Company's $125 million of outstanding mortgage bonds which are partially secured by 11 of these 12 Wyndham hotels. Although there can be no assurances with regard to the consequences of a Wyndham breach if it were to occur, the Company believes that these 12 hotels have increased in value since they were acquired and that it would be able to find a substitute tenant or tenants willing to pay equal or greater rent than the rent now paid by Wyndham.

     Marriott Spin Off and Merger.The Company currently owns or has agreements to acquire 23 hotels which are or will be leased to Marriott subsidiaries. Certain obligations due to the Company under these purchase contracts and leases are guaranteed by Marriott. In October 1997 Marriott announced a plan to dividend to its shareholders a new company which will own and operate Marriott's lodging and senior living businesses and to merge the remaining company with Sodexho SA. As a result of this spin off and merger the current guarantor of the obligations due to the Company would have a negative net worth and its obligations are not expected to be investment grade rated. Upon learning of this planned transaction the Company entered negotiations with Marriott and, as a result of those negotiations, an agreement has been entered into which will be effective upon consummation of the Marriott spin off and merger transaction. This agreement requires that the spin off entity created by Marriott will assume the guaranty obligations to the Company. Subsidiaries of the spin off entity will also become managers of the 94 hotels which are currently managed by subsidiaries of Marriott. The new spin off entity is expected to be investment grade rated.

                                   DIVIDENDS

     The Company pays regular quarterly dividends. The current quarterly dividend rate is $0.63 per Share. The next dividend will be paid on or about January 28, 1998 to shareholders of record on December 31, 1997. Purchasers of Shares in this Offering who continue to own their Shares on December 31, 1997 will receive this dividend.

     Since its IPO in August 1995 the Company has paid or declared 10 consecutive quarterly dividends and has increased its dividend rate five times.


                          HPT Dividends Per Share(1)

                               1995           1996     1997
   First quarter   ......       n/a          $ .58    $ .59
   Second quarter  ......       n/a            .58      .61
   Third quarter   ......     $ .24(2)         .59      .62
   Fourth quarter  ......       .55            .59      .63
                              -----          -----    -----
       Total  ...........     $ .79          $2.34    $2.45

---------------------
(1) Dividends are generally paid in the quarter following the quarter to which they relate.

(2) Represents a dividend for the period from the date of the IPO to September 30, 1995.

     The Company establishes its dividend rate based upon its calculation of CAD. The Company's calculation of CAD for the quarter ended September 30, 1997 on an historical and adjusted pro forma basis (assuming this Offering and all of the transactions described in "Recent Developments--Investments" had been consummated at the beginning of the quarter) is as follows:

                                                              Three Months Ended
                                                              September 30, 1997
                                                            -----------------------
                                                                          Adjusted
                                                            Historical   Pro Forma
                                                             (in thousands, except
                                                                per Share data)
                                                                  (unaudited)
Minimum rent  .............................................  $ 24,078    $33,761
Percentage rent(1)  .......................................       673        673
                                                             --------    --------
    Total rent   ..........................................    24,751     34,434
FF&E Reserve income(2) ....................................     4,057      4,057
Interest income  ..........................................       209        209
                                                             --------    --------
    Total revenue   .......................................    29,017     38,700
Operating expenses  .......................................    14,000     16,947
                                                             --------    --------
Net income ................................................    15,017     21,753
Deduct FF&E Reserve income(2)   ...........................    (4,057)    (4,057)
Add back depreciation, amortization and non-cash items  ...     8,532     11,562
                                                             --------    --------
Cash available for distribution ...........................  $ 19,492    $29,258
                                                             ========    ========
Weighted average Shares outstanding   .....................    26,878     38,878
Cash available for distribution per Share   ...............  $   0.73    $  0.75
Dividends per Share(3) ....................................  $   0.62    $  0.63
Cash available for distribution payout ratio   ............      84.9%      84.0%

---------------------
(1) Adjusted pro forma information assumes no additional percentage rent because percentage rent begins approximately one year after hotels are acquired.

(2) Some of the Company's leases provide that ownership of FF&E Reserve escrows belongs to the Company. Other leases provide that ownership of FF&E
    Reserve escrow funds remains with the tenant and the Company has a security and remainder interest in the escrow account. When the Company owns the escrow, generally accepted accounting principles require that payments into the escrow be reported as additional rent. Because these funds are escrowed for renovations and refurbishments, the Company eliminates FF&E Reserve income when calculating its CAD.

(3) On November 21, 1997, the Company's Board of Trustees raised the quarterly dividend from $0.62 per Share to $0.63 per Share.

                             PRICE RANGE OF SHARES

     The Shares are listed on the NYSE under the symbol "HPT". The following table sets forth the range of high and low closing sales prices per Share on the NYSE on a quarterly basis from August 15, 1995, the IPO date, through the date indicated.



                                                    Price Range
                                                 of Common Shares
                                               ---------------------
                                                High         Low
   1995:
    3rd quarter (from August 15)   .........      $26-3/8      $24-5/8
    4th quarter  ...........................       26-3/4       24-3/4
   1996:
    1st quarter  ...........................      $27-3/4      $25-5/8
    2nd quarter  ...........................       26-3/4       24-3/4
    3rd quarter  ...........................       26-7/8       25-1/2
    4th quarter  ...........................       29-1/2       25-5/8
   1997:
    1st quarter  ...........................      $33          $28-3/8
    2nd quarter  ...........................       32-1/8       29-3/8
    3rd quarter  ...........................     35-15/16      30-7/16
    4th quarter (through December 9)  ......      38-5/16      33-1/16

                                USE OF PROCEEDS

     The Company estimates that the net proceeds of this Offering will be approximately $376 million ($432 million if the Underwriters' over-allotment option is exercised in full). A portion of the net proceeds will be used to repay the amounts outstanding to DLJMC under the Company's credit facilities, which are approximately $261 million. Borrowings from DLJMC bear interest at a spread over one-month LIBOR, which at December 9, 1997 totaled 7.22% per annum. The balance of the net proceeds of this Offering will be used for the purchase of the hotels described in "Recent Developments--Investments" and for general business purposes. Until the net proceeds of this Offering are used, they will be deposited in interest-bearing accounts or invested in short-term securities, including securities which may not be investment grade rated.

                                CAPITALIZATION

     The following table sets forth the capitalization of the Company as of September 30, 1997, Adjusted assuming completion of this Offering, and Adjusted Pro Forma assuming completion of this Offering and consummation of the transactions described in the Unaudited Adjusted Pro Forma Financial Statements.


                                                                  As of September 30, 1997
                                                        ---------------------------------------------
                                                                                          Adjusted
                                                         Actual         Adjusted(2)     Pro Forma(2)
                                                                       (in thousands)
Debt:
Credit facilities   .................................     $ 104,000      $       --      $   79,808
Mortgage bonds   ....................................       125,000         125,000         125,000
                                                          ---------      ----------      ----------
  Total debt(1)  ....................................       229,000         125,000         204,808
Shareholders' equity:
 Preferred Shares, no par value
   100,000,000 authorized, none issued   ............            --              --              --
 Common Shares, par value $0.01 per Share
   100,000,000 authorized, 26,878,295 issued and
   38,878,295 adjusted and adjusted pro forma  ......           269             389             389
 Additional paid-in capital  ........................       656,906       1,032,696       1,032,696
 Cumulative net income ..............................       107,866         107,866         107,866
 Dividends (paid or declared)   .....................      (106,577)       (106,577)       (106,577)
                                                          ---------      ----------      ----------
  Total shareholders' equity ........................       658,464       1,034,374       1,034,374
                                                          ---------      ----------      ----------
Total capitalization   ..............................     $ 887,464      $1,159,374      $1,239,182
                                                          =========      ==========      ==========

---------------------
(1) Excludes the Company's obligation to refund security deposits upon lease expirations and to refund guaranty deposits when the operating performance of the related hotels reaches negotiated rent coverage levels.

(2) Assumes no exercise of the Underwriters' over-allotment option. If the Underwriters' over-allotment option is exercised in full, the number of Common Shares outstanding would be 40,678,295, adjusted pro forma total debt would be $148 million and adjusted pro forma total shareholders' equity would be $1,091 million.

                                  THE COMPANY

     The Company is a REIT which acquires, owns and leases hotels to unaffiliated hotel operators. The Company was formed in February 1995 as a subsidiary of Health and Retirement Properties Trust ("HRP"), a REIT which specializes in owning and leasing healthcare related real estate. In August 1995, the Company completed an initial public offering of 8,325,000 Shares at $25 per Share, raising gross proceeds of $208 million. In April 1996 the Company completed a follow-on public offering of 14,250,000 Shares at $26.625 per Share raising gross proceeds of approximately $379 million. Simultaneously with the IPO in August 1995, HRP purchased 4,000,000 Shares at $25 per Share and HRPT Advisors, Inc. ("Advisors"), the investment advisor to the Company, purchased 250,000 Shares for $25 per Share, for a total investment in the Company of $106 million. Both HRP and Advisors continue to own their Shares.

     The Company is organized as a Maryland real estate investment trust; its principal place of business is at 400 Centre Street, Newton, Massachusetts 02158; and its telephone number is (617) 964-8389.


Growth Strategy

     The Company's growth objective is to increase CAD per Share from dependable and diverse revenue sources.

     To achieve these objectives the Company seeks to operate as follows: maintain a strong capital base of shareholders' equity; invest in high quality properties operated by unaffiliated hotel operating companies; use moderate debt leverage to fund additional investments which increase CAD per Share because of positive spreads between the Company's cost of investment capital and rent yields; design leases which require minimum rents and provide an opportunity to participate in a percentage of increases in gross revenues at the Company's hotels; when market conditions permit, refinance debt with additional equity or long term debt; and pursue diversification so that the Company's CAD is received from diverse properties and operators.

     Most other public hotel REITs seek to control the operations of hotels in which they invest by leasing their properties to affiliated tenants. These other hotel REITs generally design their affiliated leases to capture substantially all net operating revenues from their hotels as CAD. The Company's leases are designed so that net operating revenues from its hotels exceed its rents by considerable coverage margins. The Company believes that these differences in operating philosophy afford it a competitive advantage over other hotel REITs in finding high quality hotel investment opportunities on attractive terms and increase the dependability of the Company's CAD used to pay dividends.

     The Company believes that it has successfully implemented its growth strategy as follows:

     Portfolio Size and Diversification. Since its founding in 1995 the Company's cumulative investments and commitments have increased as follows:

                                                                   Investment
     Cumulative Through         Hotels     Tenants     States     (in millions)
    December 31, 1995  ......      37         1          20           $  329
    December 31, 1996  ......      82         3          26              813
    December 9, 1997   ......     135         7          35            1,375

     Accretive Acquisitions. The Company has increased its CAD per Share as follows:



    1995 (pro forma--37 hotels)   .............................................  $ 2.45
    1996 (historical--82 hotels)  .............................................    2.62
    1997 (annualized historical nine months ended 9/30/97--93 hotels) .........    2.87
    1997 (annualized adjusted pro forma nine months ended 9/30/97--135 hotels)     3.01

     Percentage Rent Contribution. Percentage rents payable to the Company vary from 5% to 10% of gross revenue increases at the Company's hotels above threshold levels. Due to the Company's rapid growth, percentage rents during 1997 were only payable with respect to a limited number of the Company's hotels. The Company believes that percentage rents will have a more meaningful positive impact on its revenues and CAD in future periods.

Hotels

     Upon completion of the acquisitions described in "Recent
Developments--Investments," including the 23 hotels which have not yet been acquired as of the date hereof, the Company will have investments totaling $1,375 million in 135 hotels, with 18,479 rooms, located in 35 states.


                             Location of HPT Hotels



                                [GRAPHIC -- MAP]

         [MAP SHOWING STATES IN WHICH THE COMPANY'S HOTELS ARE LOCATED]






                      No. of   No. of    Investment                                  No. of   No. of     Investment
        State         Hotels    Rooms   (in thousands)               State           Hotels    Rooms   (in thousands)
Alabama  ............     3        340      $ 25,312       Nebraska  ...............     1        131    $    6,201
Arizona  ............    12      1,669       104,641       Nevada ..................     1        120         9,093
California  .........    14      1,982       151,254       New Jersey   ............     4        572        47,767
Colorado ............     1        130         6,670       New Mexico   ............     2        237        23,433
Delaware ............     1        152        12,100       New York  ...............     3        403        28,500
Florida  ............     4        504        42,017       North Carolina  .........     5        657        41,684
Georgia  ............    11      1,473       106,971       Ohio   ..................     3        308        24,943
Illinois ............     3        514        38,076       Oklahoma  ...............     1        122        10,414
Indiana  ............     2        271        18,523       Pennsylvania ............     7        911        71,210
Iowa  ...............     1        108         7,800       Rhode Island ............     1        148        10,200
Kansas   ............     2        188         9,674       South Carolina  .........     1        108         5,800
Kentucky ............     1         77         5,305       Tennessee ...............     4        499        39,054
Louisiana   .........     1        231        27,663       Texas  ..................    13      1,780       143,527
Maryland ............     4        526        44,851       Utah   ..................     3        601        58,278
Massachusetts  ......     8      1,072        69,700       Virginia  ...............     7        936        77,349
Michigan ............     3        402        20,784       Washington   ............     3        522        43,529
Minnesota   .........     2        358        18,086       Wisconsin ...............     1        147         8,500
                                                                                       ---     ------    ----------
Missouri ............     2        298        16,200       Total (35 states)  ......   135     18,497    $1,375,109
                                                                                       ===     ======    ==========

     The purchase of the remaining 23 hotels that the Company has agreed to acquire as described under "Recent Developments--Investments" is subject to the satisfaction of a number of conditions, including completion of construction. If these conditions are not satisfied, one or more of these hotels may not be acquired.

     The Company believes that its portfolio of hotels is among the newest and most competitive of publicly owned hotel REITs. The average age of the Company's hotels is under six years.

     Courtyard by Marriott[RegTM] hotels are designed to attract both business and leisure travelers. A typical Courtyard by Marriott[RegTM] hotel has 145 guest rooms. The guest rooms are larger than those in most other moderately priced hotels and predominately offer king size beds. Most Courtyard by Marriott[RegTM] hotels are situated on well landscaped grounds and typically are built with a courtyard containing a patio, pool and socializing area that may be glass enclosed depending upon location. Most of these hotels have lounges or lobbies, meeting rooms, an exercise room, a small laundry room available to guests and a restaurant or coffee shop. Generally, the guest rooms are similar in size and furnishings to guest rooms in full service Marriott hotels. In addition, many of the same amenities as would be available in full service Marriott[RegTM] hotels are available in Courtyard by Marriott[RegTM] hotels, except that restaurants may be open only for breakfast buffets or serve limited menus, room service may not be available and meeting and function rooms are limited in size and number. According to Marriott, as of September 30, 1997, 330 Courtyard by Marriott[RegTM] hotels were open and operating nationally. The Company believes that the Courtyard by Marriott[RegTM] brand is a leading brand in the mid-priced segment of the United States hotel industry.

     The Company has invested or agreed to invest a total of $621 million in 63 Courtyard by Marriott[RegTM] hotels which have 8,982 rooms. The average daily rate ("ADR"), occupancy and revenue per available room ("REVPAR") for the Company's 53 Courtyard by Marriott[RegTM] hotels which were open throughout the 12 months ended September 30, 1997 were as follows:



                     HPT COURTYARD BY MARRIOTT[RegTM] HOTELS
                     ---------------------------------------
                      (12 months ended September 30, 1997)
                            ADR ............  $82.17
                            Occupancy ......    81.1%
                            REVPAR .........  $66.64

     Residence Inn by Marriott[RegTM] hotels are designed to attract business, governmental and family travelers who stay more than five consecutive nights. Residence Inn by Marriott[RegTM] hotels generally have between 80 and 130 studios, one bedroom and two-bedroom suites. Most Residence Inn by Marriott[RegTM] hotels are designed as residential-style buildings with landscaped walkways, courtyards and recreational areas. Residence Inn by Marriott[RegTM] hotels do not have restaurants. All offer complimentary continental breakfast and most provide a complimentary evening hospitality hour. In addition, each suite contains a fully equipped kitchen and many have fireplaces. Most Residence Inn by Marriott[RegTM] hotels also have swimming pools, exercise rooms, business centers and guest laundries. According to Marriott, as of September 30, 1997, 248 Residence Inn by Marriott[RegTM] hotels were open and operating nationally. The Company believes that the Residence Inn by Marriott[RegTM] brand is the leading brand in the extended stay segment of the United States hotel industry.

     The Company has invested or agreed to invest a total of $335 million in 31 Residence Inn by Marriott[RegTM] hotels which have 3,961 suites. The ADR, occupancy and REVPAR for the Company's 18 Residence Inn by Marriott[RegTM] hotels which were open throughout the 12 months ended September 30, 1997 were as follows:



                   HPT RESIDENCE INN BY MARRIOTT[RegTM] HOTELS
                   -------------------------------------------
                      (12 months ended September 30, 1997)
                            ADR ............  $93.73
                            Occupancy ......    84.6%
                            REVPAR .........  $79.30

     Wyndham[RegTM] Hotels. Eleven of the Company's Wyndham[RegTM] hotels are Wyndham Garden[RegTM] hotels. Wyndham Garden[RegTM] hotels are mid-sized, full service hotels located primarily near suburban business centers and airports and are designed to attract business travelers and small business groups. Each hotel contains 140 to 250 rooms and approximately 1,500 to 5,000 square feet of meeting space. Amenities and services include desks large enough to accommodate personal computers, room service and access to 24 hour telecopy and mail/package service. The meeting facilities at Wyndham Garden[RegTM] hotels generally can accommodate groups of between 10 and 200 people and include a flexible meeting room design and audiovisual equipment. Wyndham Garden[RegTM] hotels also feature a lobby lounge, most of which have a fireplace, a library typically overlooking a landscaped garden and a swimming pool. In addition, many Wyndham Garden[RegTM] hotels contain a whirlpool and an exercise facility. Each Wyndham

Garden[RegTM] hotel contains a cafe restaurant and serves a full breakfast, lunch and dinner menu. The Company believes that the Wyndham Garden[RegTM] brand is one of the leading brands in the full service segment of the United States hotel industry. The one additional Wyndham[RegTM] hotel owned by the Company is a full service hotel located in downtown Salt Lake City adjacent to the Salt Lake City Salt Palace Convention Center. This hotel includes 381 rooms, 14,469 square feet of meeting space and two restaurants/lounges. The Company believes this hotel is a leading convention hotel in Salt Lake City.

     The 11 Wyndham Garden[RegTM] hotels owned by the Company represent a total investment of $135 million and contain 1,940 rooms. All of these hotels were open throughout the 12 months ended September 30, 1997 and had ADR, occupancy and REVPAR as follows:


                        HPT WYNDHAM GARDEN[RegTM] HOTELS
                        ---------------------------------
                      (12 months ended September 30, 1997)
                            ADR ............  $84.92
                            Occupancy ......    78.2%
                            REVPAR .........  $66.41

     The Company purchased the Wyndham[RegTM] hotel in Salt Lake City in January 1997 for $44.0 million and has committed up to $3.3 million for renovations to this hotel. The ADR, occupancy and REVPAR for this hotel from its acquisition by the Company through September 30, 1997 were $97.58, 75.8% and $73.97, respectively.

     Sumner Suites[RegTM] hotels are all suite hotels that cater to value-oriented business travelers. Sumner Suites[RegTM] hotels compete in the all suite segment of the lodging industry against such brands as Embassy Suites[RegTM], Hampton Inns and Suites[RegTM] and Amerisuites[RegTM]. Each Sumner Suites[RegTM] guest room offers an efficient space for working which includes two phones with data ports and voice mail, a living area which includes a coffee maker, microwave, mini-refrigerator, sleeper-sofa and 25-inch television, and a separate bedroom area with either one king or two double beds. Each Sumner Suites[RegTM] hotel has an attractive lobby lounge where free continental breakfast is provided in the mornings and cocktails are generally available in the early evening. In addition, all Sumner Suites[RegTM] hotels have meeting rooms that can accommodate up to 150 persons, fitness facilities and a pool. Sumner Suites[RegTM] hotels are generally high-rise hotels of six or seven stories and are of masonry construction.

     The Company has invested $140 million in its 14 Sumner Suites[RegTM] hotels which include 1,641 guest suites. Twelve of these hotels were built and opened between April 1996 and August 1997, one of these hotels opened in late 1995 and one recently re-flagged hotel is currently undergoing extensive renovations. The Company believes that the current performance of its Sumner Suites[RegTM] hotels is not indicative of their operating potential because of their recent development or renovation; the ADR, occupancy and REVPAR for all 14 of these hotels during September 1997 was $72.74, 62.2% and $45.24, respectively.

     Candlewood[RegTM] Hotels are extended stay hotels which offer studio and one bedroom suites that cater to business travelers expecting to stay five or more days. Candlewood[RegTM] hotels compete in the mid-priced extended stay segment of the lodging industry against such other brands as Sierra Suites by Summerfield[RegTM], Towne Place Suites by Marriott[RegTM] and MainStay Suites[RegTM]. Each Candlewood[RegTM] suite contains a kitchen area, a combination living and work area and a sleeping area. The kitchen includes a full-size microwave, full-size refrigerator, stove, dishwasher and coffee maker. The living area contains a convertible sofa, recliner, 25-inch television, videocassette player and compact disc player. The work area includes an oversized desk and executive chair, two phone lines, voice mail and a speaker phone. Each Candlewood[RegTM] suite contains a king size bed. Other amenities offered at each Candlewood[RegTM] hotel include a fitness center, free guest laundry facilities, and a Candlewood Cupboard area where guests can purchase light meals, snacks and other refreshments. The Company believes that Candlewood[RegTM] will become one of the leading brands in the mid-priced, extended stay segment of the United States hotel industry.

     The Company has agreed to invest $100 million to acquire 15 Candlewood[RegTM] hotels which include 1,592 suites. Fourteen of these hotels were, or are scheduled to be, built and opened during 1997 and one was opened in May 1996. The Company believes that the current performance of the Candlewood[RegTM] hotels is not indicative of their operating potential because of their recent development; the ADR, occupancy and REVPAR for the five Candlewood[RegTM] hotels to be acquired by the Company which were open during September 1997 were $58.53, 76.2% and $44.60, respectively.

Leases

     The Company's 135 hotels are grouped into seven combinations which are leased to separate affiliates of large publicly owned hotel companies. The following chart summarizes important features of the Company's leases, including leases for 23 hotels to be entered as described in "Recent Developments--Investments."


                                                               Residence
                                                                 Inn by
                                                            Marriott[RegTM]
                          Courtyard         Residence         (10 hotels)
                             by              Inn by          and Courtyard
                       Marriott[RegTM]   Marriott[RegTM]   by Marriott[RegTM]
                         (53 hotels)       (18 hotels)         (4 hotels)
                      ----------------- ----------------- --------------------
Tenant                subsidiary of     subsidiary of     subsidiary of
                      Host Marriott     Host Marriott     Marriott
--------------------------------------------------------------------------------
Manager               subsidiary of     subsidiary of     subsidiary of
                      Marriott          Marriott          Marriott
--------------------------------------------------------------------------------
Minimum rent          $50.5 million     $17.2 million     $14.9 million
per year
--------------------------------------------------------------------------------
Percentage rent--     began in 1996     began in 1997     begins in 1999
between 5% and
10% of increases in
gross revenues over
a base as negotiated
--------------------------------------------------------------------------------
Initial lease term    2012              2010              2014
expiration
--------------------------------------------------------------------------------
Renewal options       all or none       all or none       all or none
                      3 for 12          1 for 10          1 for 12
                      years             years             years
                                        2 for 15          1 for 10
                                        years             years
--------------------------------------------------------------------------------
Security deposit      $50.5 million     $17.2 million     $14.9 million
--------------------------------------------------------------------------------
Estimated FF&E        $1,386/room       $1,529/suite      n/a (new
Reserves for                                              construction)
12 months ended
September 30, 1997
--------------------------------------------------------------------------------
Cross defaults        yes               yes               yes
within each group
--------------------------------------------------------------------------------
Management fees       subordinated      subordinated      subordinated
--------------------------------------------------------------------------------
Pro forma rent        1.59x             1.67x             n/a (new
coverage: 12 months                                       construction)
ended September
30, 1997 hotel
operating results
after FF&E
Reserves and all
non-subordinated
charges
--------------------------------------------------------------------------------
Other security        --                --                Marriott has
                                                          provided
                                                          a limited
                                                          guarantee
                                                          until cash
                                                          flow reaches
                                                          a negotiated
                                                          rent coverage
                                                          ratio



                           Courtyard
                       by Marriott[RegTM]
                          (6 hotels)
                         and Residence
                            Inn by                                       Sumner
                        Marriott[RegTM]        Wyndham[RegTM]        Suites[RegTM]     Candlewood[RegTM]
                          (3 hotels)            (12 hotels)           (14 hotels)        (15 hotels)
                      ------------------- ------------------------ ------------------ ------------------
Tenant                subsidiary of       subsidiaries of          subsidiary of      subsidiary of
                      Marriott            Wyndham                  ShoLodge           Candlewood
--------------------------------------------------------------------------------------------------------
Manager               subsidiary of       subsidiary of            subsidiary of      subsidiary of
                      Marriott            Wyndham                  ShoLodge           Candlewood
--------------------------------------------------------------------------------------------------------
Minimum rent          $12.9 million       $18.0 million            $14.0 million      $10.0 million
per year
--------------------------------------------------------------------------------------------------------
Percentage rent--     begins in 2000      began in 1997            begins in 1999     begins in 1998
between 5% and                            for 11 hotels;
10% of increases in                       begins in
gross revenues over                       1998 for one hotel
a base as negotiated
--------------------------------------------------------------------------------------------------------
Initial lease term    2012                2012                     2008               2011
expiration
--------------------------------------------------------------------------------------------------------
Renewal options       all or none         all or none              all or none        all or none
                      2 for 10            4 for 12                 5 for 10           3 for 15
                      years               years                    years              years
--------------------------------------------------------------------------------------------------------
Security deposit      $12.9 million       $18.3 million            $14.0 million      $10.0 million
--------------------------------------------------------------------------------------------------------
Estimated FF&E        n/a (new            $1,649/room              n/a (new           n/a (new
Reserves for          construction)                                construction)      construction)
12 months ended
September 30, 1997
--------------------------------------------------------------------------------------------------------
Cross defaults        yes                 yes                      yes                yes
within each group
--------------------------------------------------------------------------------------------------------
Management fees       subordinated        subordinated             subordinated       subordinated
--------------------------------------------------------------------------------------------------------
Pro forma rent        n/a (new            11 Wyndham               n/a (new           n/a (new
coverage: 12 months   construction)       Garden[RegTM] hotels     construction)      construction)
ended September                           cover 1.68x
30, 1997 hotel
operating results
after FF&E
Reserves and all
non-subordinated
charges
--------------------------------------------------------------------------------------------------------
Other security        Marriott has        for the                  ShoLodge           Candlewood
                      provided            Salt Lake                has provided       has provided
                      a limited           City hotel,              a secured          a secured
                      guarantee           Wyndham                  limited            limited
                      until               has provided             guarantee          guarantee
                      cash flow           a secured                up to a            until
                      reaches a           limited                  specified          cash flow
                      negotiated          guarantee up             amount             reaches a
                      rent coverage       to a specified           until cash         negotiated
                      ratio               amount                   flow reaches       rent
                                          until cash               a negotiated       coverage ratio
                                          flow                     rent coverage
                                          reaches a                ratio
                                          negotiated
                                          rent coverage
                                          ratio

                                  MANAGEMENT

     The Trustees and executive officers of the Company are as follows:



            Name              Age        Position
Barry M. Portnoy ...........   52     Managing Trustee
Gerard M. Martin ...........   63     Managing Trustee
John G. Murray .............   37     President, Chief Operating Officer
                                       and Secretary
Thomas M. O'Brien ..........   31     Treasurer and
                                       Chief Financial Officer
John L. Harrington .........   61     Independent Trustee
William J. Sheehan .........   53     Independent Trustee
Arthur G. Koumantzelis .....   67     Independent Trustee

     Barry M. Portnoy is a Managing Trustee of the Company and has been since its IPO in 1995. Mr. Portnoy is also a Managing Trustee of HRP and a 50% owner and Director of Advisors. Mr. Portnoy has been actively involved in real estate and real estate finance activities for approximately 20 years. Mr. Portnoy is an attorney and was a partner of the law firm of Sullivan & Worcester LLP, Boston, MA from 1978 through March 31, 1997.

     Gerard M. Martin is a Managing Trustee of the Company and has been since its IPO in 1995. Mr. Martin is also a Managing Trustee of HRP and a 50% owner and Director of Advisors. Mr. Martin has been active in the real estate industry for approximately 30 years.

     John G. Murray is President, Chief Operating Officer and Secretary of the Company. Mr. Murray is also an Executive Vice President of Advisors. Mr. Murray served in various capacities for HRP and Advisors from 1993 through August 1995. Prior to joining Advisors in 1993 Mr. Murray was Director of Finance, Business Analysis and Planning at Fidelity Brokerage Services, Inc. from 1992 to 1993 and Director of Acquisitions from 1990 through 1991. Prior to 1990, Mr. Murray was employed by Ernst & Young LLP. Mr. Murray is a certified public accountant.

     Thomas M. O'Brien is the Treasurer and Chief Financial Officer of the Company. Mr. O'Brien is also a Vice President of Advisors. Prior to joining the Company and Advisors in March 1996, Mr. O'Brien was employed by Arthur Andersen LLP for eight years. Mr. O'Brien is a certified public accountant.

     John L. Harrington is the Chief Executive Officer of the Boston Red Sox Baseball Club, Executive Director and Trustee of the Yawkey Foundation and a Trustee of the JRY Trust. Mr. Harrington is also a director of a bank subsidiary of Fleet Financial Group, Inc. Mr. Harrington was a Trustee of HRP from 1991 through August 1995 and has been a Trustee of the Company since its IPO in 1995.

     William J. Sheehan has been a Trustee of the Company since its IPO in 1995, and has been the Chief Financial officer of Ian Schrager Hotels, Inc. since May 1995. From 1993 through May 1995 Mr. Sheehan was a self employed consultant on financial and operating matters to companies in the hotel industry. From 1982 until 1993 he was employed by Omni Hotels, most recently as Vice Chairman (1992 to 1993) and President and Chief Executive Officer (1988 to
1992). Mr. Sheehan is a certified hotel administrator, a Fellow of the Educational Institute of the American Hotel and Motel Association and has been a speaker at various hotel industry conferences.

     Arthur G. Koumantzelis has been a Trustee of the Company since its IPO in 1995, and has been Senior Vice President and Chief Financial Officer of Cumberland Farms, Inc. since July 1990. Cumberland Farms, Inc. is a private company engaged in the convenience store business in the northeastern United States and Florida and in the distribution and retail sale of gasoline in the northeastern United States. Mr. Koumantzelis was a trustee of HRP from 1992 through August 1995.

     The Declaration of Trust provides that a majority of the Board of Trustees will be composed of Independent Trustees who are not affiliated with Advisors nor serve as officers of the Company. Messrs. Harrington, Sheehan and Koumantzelis are the Company Independent Trustees. All major investments and policy decisions affecting the Company are made by the Board of Trustees.

     Advisors provides management services and investment advice to the Company pursuant to an investment advisory agreement (the "Advisory Agreement"). Advisors also acts as an investment advisor to HRP and has other business interests. Advisors is owned by Messrs. Portnoy and Martin. The directors of Advisors are Messrs. Portnoy, Martin and Mr. David J. Hegarty. The officers of Advisors are David J. Hegarty, President and Secretary, John G. Murray, Executive Vice President, John A. Mannix, Vice President, Thomas M. O'Brien, Vice President, Ajay Saini, Vice President, David M. Lepore, Vice President and John Popeo, Treasurer.

     The Company pays Advisors an annual advisory fee calculated on the basis of total assets under management (0.7% of the first $250 million plus 0.5% of additional assets) and an incentive fee for each year equal to 15% of the annual increase in CAD per Share multiplied by the weighted average number of Shares outstanding in each year, but in no event more than $0.02 per Share multiplied by the weighted average number of Shares outstanding in each year. The incentive fees earned by Advisors are paid in Shares. The Advisory Agreement is subject to annual review and approval by the Independent Trustees.


     The Company does not have any employees or administrative officers separate from Advisors. Services which might otherwise be provided by employees are provided to the Company by employees of Advisors. Similarly, office space is provided to the Company by Advisors. Although the Company does not have significant general and administrative operating expenses in addition to fees payable to Advisors, the Company is required to pay various other expenses relating to its activities, including the costs and expenses of acquiring, owning and disposing of the Company's real estate interests (including taxes, appraisals, third party diligence, brokerage, audit and legal fees), its cost of borrowing money and its cost of securities listing, transfer, registration and compliance with public reporting requirements. Also, the fees and expenses of the Company's Independent Trustees are paid by the Company.

                   FEDERAL INCOME TAX AND ERISA CONSEQUENCES

     The following description of certain federal income tax matters and Employee Retirement Income Security Act of 1974, as amended ("ERISA"), considerations relating to the Company is qualified in its entirety by reference to the more detailed description thereof contained in the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 1996 (the "Annual Report") which is incorporated in the Prospectus and in this Prospectus Supplement by reference. Sullivan & Worcester LLP, Boston, MA has rendered its opinion that the discussion in this section and in the Annual Report in the sections captioned "Taxation of the Company" and "ERISA Plans, Keogh Plans and Individual Retirement Accounts" in all material respects is accurate and fairly summarizes the federal income tax and ERISA issues which are material to an investment in the Shares and the opinions of counsel referred to in those sections represent Sullivan & Worcester LLP's opinions in those subjects. Specifically, subject to qualifications and assumptions contained in its opinion and in the Annual Report, Sullivan & Worcester LLP has opined to the effect (i) that the Company has been organized in conformity with the requirements for federal tax qualification as a REIT, and has qualified for federal taxation as a REIT for its taxable years 1995 and 1996, and that the Company's current and anticipated investments and its current plan of operation will enable it to continue to meet the requirements for federal tax qualification and taxation as a REIT and (ii) that, under the "plan assets" regulations promulgated by the Department of Labor under ERISA, the Shares are publicly offered securities and the assets of the Company will not be deemed to be "plan assets" under ERISA.

     The Company is and intends to remain qualified as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"). As a REIT, the Company will not be subject to federal income taxation on its net income which is distributed as dividends to shareholders. Distributions to the Company's shareholders generally will be includable in their income as dividends; however, distributions which are in excess of current and accumulated earnings will be treated for tax purposes as a return of capital to the extent of a shareholder's basis, and will reduce the basis of such shareholder's Shares. Approximately 14.7% of distributions in calendar 1996 were treated as a return of capital.

     The Taxpayer Relief Act of 1997 liberalized certain of the requirements for qualifying and operating as a REIT under Sections 856 through 860 of the Code. These amendments apply to the Company for its taxable year commencing January 1, 1998, but are not expected to alter significantly either the Company's operations or its continued federal tax qualification and taxation as a REIT. In comparison to the rules and requirements in effect for the Company's 1997 taxable year (as discussed in the Annual Report in the section captioned "Taxation of the Company"), the amendments will, inter alia: (i) eliminate REIT disqualification as the sanction for failing to solicit certain shareholder ownership statements and instead impose a penalty of $25,000 ($50,000 for intentional violations), and permit a REIT that solicits necessary shareholder ownership statements and otherwise exercises reasonable due diligence to rely on its actual knowledge for purposes of satisfying the requirement that at no time during the last half of its taxable year was more than 50% in value of its outstanding shares owned directly or indirectly by five or fewer individuals;
(ii) repeal the requirement that less than 30% of a REIT's gross income be derived from sales or dispositions of certain short-term property; (iii) treat income from a larger class of hedging instruments as qualifying income for purposes of the 95% gross income requirement; (iv) permit a REIT to receive de minimis amounts of otherwise impermissible service income from tenants, and nevertheless have the rental income from such tenants qualify as rents from real property for purposes of the 75% and 95% gross income requirements; and
(v) permit a REIT to retain and pay income tax on net long term capital gain, and without an actual distribution thereof pass through to its shareholders such gain and a refundable credit for such taxes paid.

     Treasury Regulations issued on October 6, 1997 (the "New Regulations") alter the withholding rules on dividends paid to a non-U.S. shareholder of Shares, generally effective with respect to dividends paid after December 31, 1998. Under the New Regulations, to obtain a reduced rate of withholding under an income tax treaty, a non-U.S. shareholder generally will be required to provide an Internal Revenue Service Form W-8 certifying such non-U.S. shareholder's entitlement to benefits under the treaty. The New Regulations also provide special rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends paid to a non-U.S. shareholder that is an entity should be treated as paid to the entity or to those holding an interest in that entity, and whether such entity or such holders in the entity are entitled to benefits under the tax treaty. The New Regulations also alter the information reporting and backup withholding rules applicable to non-U.S. shareholders and, among other things, provide certain presumptions under which a non-U.S. shareholder is subject to backup withholding and information reporting until the Company receives certification from such shareholder of its non-U.S. status. The foregoing is not intended to be a complete discussion of the New Regulations, and prospective investors are urged to consult their tax advisors with respect to the effect of the New Regulations on an investment in the Shares.

     The Company intends to conduct its affairs so that the assets of the Company will not be deemed to be "plan assets" of any individual retirement account, employee benefit plan subject to Title I of ERISA, or other qualified retirement plan subject to Section 4975 of the Code which acquires its Shares. The Company believes that, under present law, its distributions do not create so-called "unrelated business taxable income" to shareholders that are tax-exempt entities such as pension trusts, subject, however, to certain rules which may apply to a pension trust holding more than 10% of the Shares, and to certain rules regarding debt-financed investments.

EACH PROSPECTIVE PURCHASER OF THE SHARES OFFERED HEREBY IS ADVISED TO CONSULT HIS OR HER OWN PROFESSIONAL ADVISOR REGARDING THE SPECIFIC FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX AND ERISA CONSEQUENCES TO HIM OR HER OF THE PURCHASE, OWNERSHIP AND SALE OF THE SHARES OFFERED HEREBY.



                         DESCRIPTION OF COMMON SHARES

     Reference is made to "Description of Shares," "Limitation of Liability; Shareholder Liability" and "Redemption; Trustees; Business Combinations and Control Share Acquisitions" in the accompanying Prospectus for a description of the Shares. In May 1997, the Trustees adopted a shareholder rights plan (the "Rights Plan"), which provides for the distribution of one Junior Participating Preferred Share purchase right (a "Right") for each Share. Reference is made to the Company's Current Report on Form 8-K, dated May 20, 1997 (including the exhibits thereto), which is incorporated herein by reference, for a description of the Rights Plan, the Rights and the Company's Junior Participating Preferred Shares.

                                 UNDERWRITING

     Subject to the terms and conditions of an Underwriting Agreement, the Underwriters named below (the "Underwriters"), for whom Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), A.G. Edwards & Sons, Inc., Legg Mason Wood Walker, Incorporated, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Prudential Securities Incorporated and Smith Barney Inc. are acting as representatives (the "Representatives"), have severally agreed to purchase from the Company an aggregate of 12,000,000 Shares. The number of Shares that each Underwriter has agreed to purchase is set forth opposite its name below:


                                                                   Number
                      Underwriters                                of Shares
  Donaldson, Lufkin & Jenrette Securities Corporation  ......     1,584,000
  A.G. Edwards & Sons, Inc. .................................     1,584,000
  Legg Mason Wood Walker, Incorporated  .....................     1,584,000
  Merrill Lynch, Pierce, Fenner & Smith
      Incorporated   ........................................     1,584,000
  Prudential Securities Incorporated ........................     1,584,000
  Smith Barney Inc.   .......................................     1,584,000
  Lehman Brothers Inc.   ....................................       312,000
  Arnhold and S. Bleichroeder, Inc.  ........................       312,000
  Cruttenden Roth Incorporated ..............................       312,000
  D.A. Davidson & Co. .......................................       312,000
  Edward D. Jones & Co., L.P.  ..............................       312,000
  McDonald & Company Securities, Inc.   .....................       312,000
  Sands Brothers & Co., Ltd.   ..............................       312,000
  Sutro & Co. Incorporated  .................................       312,000
                                                                 ----------
     Total   ................................................    12,000,000
                                                                 ==========

     The Underwriting Agreement provides that the obligations of the several Underwriters to purchase and accept delivery of the Shares offered hereby are subject to approval by their counsel of certain legal matters and to certain other conditions. The Underwriters are obligated to purchase and accept delivery of all the Shares offered hereby (other than those Shares covered by the over-allotment option described below) if any are purchased.

     The Company has been advised that the Underwriters propose to offer the Shares to the public initially at the price to the public set forth on the cover page of this Prospectus Supplement and in part to certain dealers (including the Underwriters) at such price less a concession not in excess of $0.97 per share. The Underwriters may allow, and such dealers may re-allow to certain other dealers, a concession not in excess of $0.10 per share. After the completion of the Offering, the offering price and other selling terms may be changed by the Underwriters.

     The Company has granted to the Underwriters an option exercisable within 30 days after the date of this Prospectus Supplement to purchase up to 1,800,000 additional Shares at the price to the public set forth on the cover page hereof less underwriting discounts and commissions. The Underwriters may exercise such option solely to cover over-allotments, if any, made in connection with the Offering. To the extent that the Underwriters exercise such option, each Underwriter will become obligated, subject to certain conditions, to purchase the same portion of such additional Shares as the number of other Shares to be purchased by the Underwriter bears to the total number of Shares being sold in this Offering on the same terms as those on which all Shares are being sold in the Offering.


     In the Underwriting Agreement, the Company and the Underwriters have agreed to indemnify each other against certain liabilities under the Securities Act.


     Each of the Company, HRP and Advisors has agreed not to, the Company has agreed to cause its affiliates, trustees and officers not to, and HRP and Advisors have each agreed to cause their trustees, directors, officers and affiliates under their control not to, directly or indirectly, (i) offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any Shares or any securities convertible into or exercisable or exchangeable for Shares or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any Shares (regardless of whether any of the transactions described in clause (i) or (ii) is to be settled by the delivery of Shares, or such other securities, in cash or otherwise) for a period of 90 days after the date of this Prospectus Supplement, other than the Shares being sold in the Offering, or to be issued pursuant to the Company's Incentive Share Award Plan, without the prior written consent of DLJ. Additionally, during such period, the Company also has agreed not to file any registration statement with respect to, and HRP and Advisors have agreed not to make any demand for, or exercise any right with respect to, the registration of any Shares or any securities convertible into or exercisable or exchangeable for Shares without the prior written consent of DLJ.

     Other than in the United States, no action has been taken by the Company or the Underwriters that would permit a public offering of the Shares offered hereby in any jurisdiction where action for that purpose is required. The Shares offered hereby may not be offered or sold, directly or indirectly, nor may this Prospectus Supplement or any other offering material or advertisements in connection with the offer and sale of any such Shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of such jurisdiction. Persons into whose possession this Prospectus Supplement comes are advised to inform themselves about and to observe any restrictions relating to the Offering of the Shares and the distribution of this Prospectus Supplement. This Prospectus Supplement does not constitute an offer to sell or a solicitation of an offer to buy any Shares offered hereby in any jurisdiction in which such an offer or a solicitation is unlawful.

     In connection with the Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Shares. Specifically, the Underwriters may over-allot the Offering, creating a syndicate short position. The Underwriters may bid for and purchase Shares in the open market to cover syndicate short positions and to stabilize the price of the Shares. Any of these activities may stabilize or maintain the market price of the Shares above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

     In the ordinary course of their respective businesses, certain of the Underwriters and their affiliates have engaged, and may in the future engage, in investment banking or commercial banking transactions with the Company. DLJMC, an affiliate of DLJ, receives fees and interest payments in connection with amounts drawn under the Company's credit facilities. DLJ is acting as financial advisor to Candlewood in connection with the pending acquisition by the Company of 15 Candlewood[RegTM] hotels and upon completion of such acquisition, DLJ will be entitled to customary fees from the seller.


                                 LEGAL MATTERS

     Certain legal matters with respect to the Shares offered by the Company have been passed upon for the Company by Sullivan & Worcester LLP, Boston, MA and will be passed upon for the Underwriters by Davis Polk & Wardwell, New York, NY. Sullivan & Worcester LLP has relied, and Davis Polk & Wardwell will rely, as to all matters of Maryland law, upon the opinion of Piper & Marbury L.L.P., Baltimore, MD. Sullivan & Worcester LLP has also given its opinion as to certain federal income tax matters and certain ERISA considerations relating to the Company. See "Federal Income Tax and ERISA Consequences." Barry M. Portnoy, a retired partner in the firm of Sullivan & Worcester LLP, is a Managing Trustee of the Company and of HRP and director and a 50% owner of Advisors. Sullivan & Worcester LLP represents HRP, Advisors, and certain of their affiliates on various matters.


                                    EXPERTS

     The consolidated financial statements of the Company for the years ended December 31, 1996 and 1995; HMH HPT Courtyard, Inc. for the fiscal year ended January 3, 1997 and for the period from March 24, 1995 (inception) through December 29, 1995 and of HMH HPT Residence Inn, Inc. for the period March 22, 1996 (inception) through January 3, 1997, appearing in the Annual Report and incorporated by reference in this Prospectus Supplement and the accompanying Prospectus and elsewhere in the related Registration Statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto. Such reports are incorporated herein and in the Registration Statement by reference in reliance upon the authority of said firm as experts in giving said reports.

     The combined financial statements of the Limited Service I Hotels and Limited Service II Hotels (as defined in the Company's Current Report on Form 8-K dated November 21, 1997) incorporated by reference in this Prospectus Supplement and the accompanying Prospectus and elsewhere in the related Registration Statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto. Such reports are incorporated herein and in the Registration Statement by reference in reliance upon the authority of said firm as experts in giving said reports.

     The financial statements of Renthotel Utah, L.C. incorporated in this Prospectus Supplement and the accompanying Prospectus and the related Registration Statement by reference to the Company's Current Report on Form 8-K dated November 21, 1997, have been audited by Reznick Fedder & Silverman, independent auditors, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     In addition to the documents incorporated by reference or deemed incorporated by reference into the accompanying Prospectus, which Prospectus is supplemented by this Prospectus Supplement, the following documents, which have been filed with the Commission pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are hereby incorporated in this Prospectus Supplement and specifically made a part hereof by reference: (i) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, (ii) the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997 and (iii) the Company's Current Reports on Form 8-K dated April 3, 1997, May 20, 1997, November 21, 1997 and December 9, 1997. All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus Supplement and prior to the termination of the offering of the Shares shall be deemed to be incorporated by reference into this Prospectus Supplement and to be a part hereof from the respective dates of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus Supplement to the extent that a statement contained herein, or in any subsequently filed document that also is or is deemed to be incorporated herein by reference, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement.

     The Company hereby undertakes to provide without charge to each person to whom this Prospectus Supplement is delivered, upon the written or oral request of such person, a copy of any and all of the information that has been incorporated by reference in this Prospectus Supplement (excluding exhibits unless such exhibits are specifically incorporated by reference into the information that this Prospectus Supplement incorporates). Requests for such copies should be made to the Company at its principal executive offices, 400 Centre Street, Newton, Massachusetts 02158, Attention: Investor Relations, telephone (617) 964-8389.

                          FORWARD-LOOKING STATEMENTS

     THIS PROSPECTUS SUPPLEMENT CONTAINS FORWARD-LOOKING STATEMENTS. SUCH STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE ANTICIPATED OR PROJECTED. PROSPECTIVE PURCHASERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS WHICH SPEAK ONLY AS OF THE DATE HEREOF. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLISH REVISED FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE OCCURRENCE OF PRESENTLY UNANTICIPATED EVENTS.

                            ---------------------

     THE DECLARATION OF TRUST OF THE COMPANY, AMENDED AND RESTATED ON AUGUST 21, 1995, A COPY OF WHICH, TOGETHER WITH ALL AMENDMENTS THERETO (THE "DECLARATION"), IS DULY FILED IN THE OFFICE OF THE DEPARTMENT OF ASSESSMENTS AND TAXATION OF THE STATE OF MARYLAND, PROVIDES THAT THE NAME "HOSPITALITY PROPERTIES TRUST" REFERS TO THE TRUSTEES UNDER THE DECLARATION COLLECTIVELY AS TRUSTEES, BUT NOT INDIVIDUALLY OR PERSONALLY, AND THAT NO TRUSTEE, OFFICER, SHAREHOLDER, EMPLOYEE OR AGENT OF THE COMPANY SHALL BE HELD TO ANY PERSONAL LIABILITY, JOINTLY OR SEVERALLY, FOR ANY OBLIGATION OF, OR CLAIM AGAINST, THE COMPANY. ALL PERSONS DEALING WITH THE COMPANY, IN ANY WAY, SHALL LOOK ONLY TO THE ASSETS OF THE COMPANY FOR THE PAYMENT OF ANY SUM OR THE PERFORMANCE OF ANY OBLIGATION.

                     [THIS PAGE INTENTIONALLY LEFT BLANK]

                          HOSPITALITY PROPERTIES TRUST

               UNAUDITED ADJUSTED PRO FORMA FINANCIAL STATEMENTS


     The following unaudited adjusted pro forma balance sheet at September 30, 1997 is intended to present the financial position of the Company as if the transactions described in the notes hereto (the "Transactions") were consummated at September 30, 1997. The following unaudited adjusted pro forma statements of income are intended to present the results of operations of the Company as if the Transactions were consummated as of the beginning of the period presented. These unaudited adjusted pro forma financial statements should be read in conjunction with, and are qualified in their entirety by reference to, the separate financial statements of the Company and of certain hotel properties the Company has acquired or entered into agreements to acquire, each as of and for the year ended December 31, 1996 and for the nine months ended September 30, 1997, and the pro forma financial statements of the Company, incorporated herein by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1996, Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1997 and Current Reports on Form 8-K dated November 21, 1997 and December 9, 1997.

     In addition to pro forma adjustments relating to operating hotel properties acquired during 1996 and 1997, these unaudited adjusted pro forma financial statements include adjustments for the results of certain hotel properties which were under development during 1996 and 1997. See Notes B and
H. The Company believes that presentation of combined pro forma and adjusted financial data is meaningful and relevant to an understanding of the effects of the Transactions on the Company. No assurance can be given that these adjusted pro forma financial statements reflect the financial results which would have been realized if the acquisition and development of the relevant hotel properties was completed as of September 30, 1997 or January 1, 1996.

     In addition, these unaudited adjusted pro forma financial statements are not necessarily indicative of what the actual financial position or results of operations of the Company would have been as of the date or for the period indicated, nor does it purport to represent the expected financial position or results of operations of the Company for any future period. Differences may result from, among other considerations, future changes in the Company's portfolio of investments, changes in interest rates, changes in the capital structure of the Company, delays in the acquisition of certain properties or any determination not to complete the acquisition of any hotel properties and changes in the Company's operating expenses.

                         HOSPITALITY PROPERTIES TRUST

                  UNAUDITED ADJUSTED PRO FORMA BALANCE SHEET



                                                             As of September 30, 1997
                                                ---------------------------------------------------
                                                                                        Adjusted
                                                Historical(A)                          Pro Forma
                                                 (93 Hotels)       Adjustments        (135 Hotels)
                                                                  (in thousands)
                           ASSETS
Real estate properties  .....................     $1,006,740        $  410,244(B)      $1,416,984
Accumulated depreciation   ..................        (48,746)               --            (48,746)
                                                  ----------        ----------         ----------
                                                     957,994           410,244          1,368,238
Cash and cash equivalents  ..................         13,955                --             13,955
FF&E reserve (restricted cash)   ............         11,759             1,294(C)          13,053
Rent receivable   ...........................            782                --                782
Other assets   ..............................          8,290                --              8,290
                                                  ----------        ----------         ----------
                                                  $  992,780        $  411,538         $1,404,318
                                                  ==========        ==========         ==========
      LIABILITIES AND SHAREHOLDERS' EQUITY
Mortgage bonds ..............................     $  125,000        $       --         $  125,000
Credit facilities ...........................        104,000           (24,192)(D)         79,808
Security deposits ...........................        102,359            59,820 (E)        162,179
Other liabilities ...........................          2,957                --              2,957
Shareholders' equity:
 Common shares of beneficial interest  ......            269               120 (F)            389
 Additional paid-in capital   ...............        656,906           375,790 (G)      1,032,696
 Cumulative net income  .....................        107,866                --            107,866
 Dividends  .................................       (106,577)               --           (106,577)
                                                  ----------        ----------         ----------
   Total shareholders' equity ...............        658,464           375,910          1,034,374
                                                  ----------        ----------         ----------
                                                  $  992,780        $  411,538         $1,404,318
                                                  ==========        ==========         ==========

                         HOSPITALITY PROPERTIES TRUST

               UNAUDITED ADJUSTED PRO FORMA STATEMENT OF INCOME



                                                            Year Ended December 31, 1996
                                                    --------------------------------------------
                                                                                       Adjusted
                                                    Historical      Adjustments       Pro Forma
                                                       (in thousands, except per Share data)
Revenues:
 Rental income  .................................     $69,514          $66,603(H)     $136,117
 FF&E reserve income  ...........................      12,169            1,174 (I)      13,343
 Interest income   ..............................         946             (538)(J)         408
                                                      -------          -------        --------
    Total revenues ..............................      82,629           67,239         149,868
Expenses:
 Depreciation and amortization ..................      20,398           21,684 (K)      42,082
 Interest .......................................       5,646            8,871 (L)      14,517
 General and administrative .....................       4,921            3,897 (M)       8,818
                                                      -------          -------        --------
    Total expenses ..............................      30,965           34,452          65,417
                                                      -------          -------        --------
Net income   ....................................     $51,664          $32,787        $ 84,451
                                                      =======          =======        ========
Weighted average Shares outstanding  ............      23,170           15,687 (N)      38,857
Net income per Share  ...........................     $  2.23                         $   2.17
Cash available for distribution   ...............     $60,794          $54,558 (O)    $115,352
Cash available for distribution per Share  ......     $  2.62                         $   2.97

                         HOSPITALITY PROPERTIES TRUST

               UNAUDITED ADJUSTED PRO FORMA STATEMENT OF INCOME



                                                        Nine Months Ended September 30, 1997
                                                    --------------------------------------------
                                                                                       Adjusted
                                                    Historical     Adjustments        Pro Forma
                                                       (in thousands, except per Share data)
Revenues:
 Rental income  .................................     $71,158          $32,145(H)     $103,303
 FF&E reserve income  ...........................      11,138               --          11,138
 Interest income   ..............................         474               --             474
                                                      -------          -------        --------
    Total revenues ..............................      82,770           32,145         114,915
Expenses:
 Depreciation and amortization ..................      22,528           10,578(K)       33,106
 Interest .......................................      10,602              488(L)       11,090
 General and administrative .....................       4,787            1,827(M)        6,614
                                                      -------          -------        --------
    Total expenses ..............................      37,917           12,893          50,810
                                                      -------          -------        --------
Net income   ....................................     $44,853          $19,252        $ 64,105
                                                      =======          =======        ========
Weighted average Shares outstanding  ............      26,871           12,000(N)       38,871
Net income per Share  ...........................     $  1.67                         $   1.65
Cash available for distribution   ...............     $57,768          $29,981(O)     $ 87,749
Cash available for distribution per Share  ......     $  2.15                         $   2.26

                         HOSPITALITY PROPERTIES TRUST

               UNAUDITED ADJUSTED PRO FORMA STATEMENT OF INCOME



                                                        Three Months Ended September 30, 1997
                                                    ---------------------------------------------
                                                                                        Adjusted
                                                    Historical      Adjustments        Pro Forma
                                                        (in thousands, except per Share data)
Revenues:
 Rental income  .................................     $24,751         $   9,683(H)       $34,434
 FF&E reserve income  ...........................       4,057                --            4,057
 Interest income   ..............................         209                --              209
                                                      -------         ---------         --------
   Total revenues  ..............................      29,017             9,683           38,700
Expenses:
 Depreciation and amortization ..................       8,005             3,030 (K)       11,035
 Interest .......................................       4,272              (575)(L)        3,697
 General and administrative .....................       1,723               492 (M)        2,215
                                                      -------         ---------         --------
   Total expenses  ..............................      14,000             2,947          $16,947
                                                      -------         ---------         --------
Net income   ....................................     $15,017         $   6,736          $21,753
                                                      =======         =========         ========
Weighted average Shares outstanding  ............      26,878            12,000 (N)       38,878
Net income per Share  ...........................     $  0.56                            $  0.56
Cash available for distribution   ...............     $19,492         $   9,766(O)       $29,258
Cash available for distribution per Share  ......     $  0.73                            $  0.75

                         HOSPITALITY PROPERTIES TRUST
           NOTES TO UNAUDITED ADJUSTED PRO FORMA FINANCIAL STATEMENTS
                             (dollars in thousands)
                           Balance Sheet Adjustments

A.  Represents the historical balance sheet of the Company on September 30,
                             1997.

B. Represents the purchase of the 42 hotels not acquired as of September 30, 1997:



       Cash purchase prices:
         Eight Courtyard by Marriott[RegTM] hotels   .....................  $ 83,151
         Five Residence Inn by Marriott[RegTM] hotels   ..................    68,231
         14 Sumner Suites[RegTM] hotels  .................................   112,000
         15 Candlewood[RegTM] hotels  ....................................    85,001
       Purchase price withheld as security deposits and guaranty deposits     59,820
       Closing costs   ...................................................     2,041
                                                                            --------
         Total   .........................................................  $410,244
                                                                            ========

  Included in the above are certain hotel properties the Company has purchased or expects to purchase from sellers upon completion of construction, of which five have been completed and purchased by the Company between September 30, 1997 and December 9, 1997 for an aggregate purchase price of $56,479.

C. Represents FF&E Reserve cash acquired or to be acquired by the Company in connection with the purchase of six Courtyard by Marriott[RegTM] and three Residence Inn by Marriott[RegTM] hotels. The FF&E Reserves for other hotels acquired or to be acquired by the Company will be owned by the tenant and the Company will have security and remainder interests in the FF&E Reserve escrow accounts of those tenants. See Note I.

D. Represents pro forma net borrowings by the Company under its credit facilities.

E. Represents security deposits and other deposits held or to be held by the Company as a result of purchasing and leasing the following hotels:

       Eight Courtyard by Marriott[RegTM] hotels  .........    $ 9,238
       Five Residence Inn by Marriott[RegTM] hotels  ......      7,582
       14 Sumner Suites[RegTM] hotels .....................     28,000
       15 Candlewood[RegTM] hotels ........................     15,000
                                                               -------
         Total   ..........................................    $59,820
                                                               =======

F. Represents the par value ($0.01) of the 12,000,000 Shares to be issued in this Offering.

G. Represents the following:



       Gross proceeds from this Offering (12,000,000 Shares at $33.0625 per Share)   $ 396,750
       Estimated expenses of this Offering  .......................................    (20,840)
                                                                                     ---------
        Net proceeds of this Offering .............................................    375,910
       Par value of Shares   ......................................................       (120)
                                                                                     ---------
        Additional paid-in capital ................................................  $ 375,790
                                                                                     =========

                         HOSPITALITY PROPERTIES TRUST
    NOTES TO UNAUDITED ADJUSTED PRO FORMA FINANCIAL STATEMENTS--(Continued)
                             (dollars in thousands)
                          Income Statement Adjustments

H. Represents the adjusted pro forma effect of leases entered since January 1, 1996 and to be entered. This adjusted pro forma effect is derived as follows:



                                                                                        Nine          Three
                                                                                       Months        Months
                                                                      Year              Ended         Ended
                                                                      Ended           September     September
                                                                December 31, 1996      30, 1997      30, 1997
       Pro forma minimum rent  ..............................       $ 134,994         $101,245       $  33,761
       Pro forma percentage rent  ...........................           1,123            2,058             673
       Amounts included in historical minimum rent  .........         (68,419)         (69,100)        (24,078)
       Amounts included in historical percentage rent  ......          (1,095)          (2,058)           (673)
                                                                    ---------         --------       ---------
                                                                    $  66,603         $ 32,145       $   9,683
                                                                    =========         ========       =========

     Certain of the hotels owned by the Company as of September 30, 1997 were under development and others are currently under development by the sellers of these properties. The Company is not contractually obligated to acquire these hotels until they are substantially completed. The adjusted pro forma income statements assume these hotels were completed and acquired on January 1, 1996; however, pro forma percentage rent is limited to those hotels which were in actual operation since January 1, 1996. Percentage rent which is based upon a percentage of gross revenue increases cannot be calculated for unopened hotels under development.

I. Represents the effect of the Company's 1996 acquisition of 16 Courtyard by Marriott[RegTM] and 18 Residence Inn by Marriott[RegTM] hotels on FF&E Reserve income. FF&E Reserve escrow accounts for all of the Company's Courtyard by Marriott[RegTM] and Residence Inn by Marriott[RegTM] hotels are owned by the Company and periodic payments into these escrow accounts are recorded as additional rent under generally accepted accounting principles ("GAAP"). Pro forma escrow amounts represent 5% of total hotel revenues at such hotels prior to the purchase date by the Company for the period presented.

     No pro forma adjustment for the FF&E Reserve income related to newly constructed hotels purchased and to be purchased by the Company from Marriott has been made, as this amount cannot be calculated.

     The FF&E Reserve for the renovation and refurbishment of the Company's Wyndham[RegTM], Sumner Suites[RegTM] and Candlewood[RegTM] hotels remains the property of these respective tenants during the lease term. The Company has a security interest in these escrow accounts and at the end of the lease term, any remaining funds in these FF&E Reserves must be paid to the Company. Under GAAP, the FF&E Reserve for the leases relating to these hotels is not recorded as income by the Company.

J. Represents the pro forma reduction in interest income during 1996 from the effect of cash investments between the time of capital raising activities and acquisitions by the Company.

K. Represents the impact of the Transactions on depreciation expense for the entire period presented.

L. Represents interest on pro forma mortgage bonds ($125,000) issued in November 1996 and the Company's credit facilities ($79,808) at LIBOR plus contractual spreads for the entire period presented, plus amortization of deferred financing costs. The average applicable LIBOR rate was 5.45% for the year ended December 31, 1996, 5.60% for the nine months ended September 30, 1997 and 5.65% for the three months ended September 30, 1997. The pro forma annual impact on interest expense of a 1/8% change in LIBOR is $256.

M. Represents the estimated impact of the transactions on general and administrative expense of the Company for the period presented.

N. Represents the impact of additional Shares issued in this Offering, plus, for the year ended December 31, 1996, the impact of additional Shares issued by the Company in April 1996.

                         HOSPITALITY PROPERTIES TRUST
    NOTES TO UNAUDITED ADJUSTED PRO FORMA FINANCIAL STATEMENTS--(Continued)
                             (dollars in thousands)


O. The Company bases its dividend primarily on Cash Available for Distribution ("CAD"), which it defines as net income from operations, plus depreciation, amortization and other non-cash expenses less the Company's income under GAAP resulting from FF&E Reserves (see Note I), and adjusted for non-recurring items, if any. CAD may not necessarily equal cash provided by operating activities under GAAP, as the cash flow of the Company is affected by other factors not included in the calculation of CAD, including changes in working capital.

                              [INSIDE BACK COVER]


                          HOSPITALITY PROPERTIES TRUST


           [PICTURE OF HOTEL]                     [PICTURE OF HOTEL]
      COURTYARD BY MARRIOTT[RegTM]                WYNDHAM GARDEN[RegTM]
          Camelback, Arizona                      San Diego, California





                  [MAP SHOWING LOCATIONS OF COMPANY'S HOTELS]

================================================================================
      No dealer, salesperson or other individual has been authorized to give any information or to make any representations other than those contained in or incorporated by reference in this Prospectus Supplement or the Prospectus in connection with the offering made by this Prospectus Supplement and the Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Underwriters. Neither this Prospectus Supplement nor the Prospectus constitutes an offer to sell or the solicitation of an offer to buy the Shares by anyone in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus Supplement and the Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that the information contained herein is correct as of any time subsequent to the date hereof.

                           ------------------------
                               TABLE OF CONTENTS

                                                         Page
                              Prospectus Supplement
Summary  .............................................      S-3
Recent Developments  .................................      S-6
Dividends   ..........................................      S-8
Price Range of Shares   ..............................      S-9
Use of Proceeds   ....................................      S-9
Capitalization .......................................     S-10
The Company ..........................................     S-11
Management  ..........................................     S-16
Federal Income Tax and ERISA Consequences ............     S-18
Description of Common Shares  ........................     S-19
Underwriting   .......................................     S-20
Legal Matters  .......................................     S-21
Experts  .............................................     S-21
Incorporation of Certain Information by Reference          S-22
Forward-Looking Statements ...........................     S-23
Unaudited Adjusted Pro Forma Financial
  Statements   .......................................      F-1

                                   Prospectus
Available Information   ..............................     (ii)
Incorporation of Certain Documents by Reference            (ii)
The Company ..........................................       1
Use of Proceeds   ....................................       1
Ratio of Earnings to Fixed Charges  ..................       1
Description of Debt Securities   .....................       1
Description of Shares   ..............................      10
Description of Preferred Shares  .....................      11
Description of Depositary Shares .....................      16
Description of Warrants ..............................      19
Limitation of Liability; Shareholder Liability  ......      19
Redemption; Trustees; Business Combinations
  and Control Share Acquisitions .....................      20
Plan of Distribution .................................      21
Legal Matters  .......................................      22
Experts  .............................................      22


                               12,000,000 Shares


                          Hospitality Properties Trust



                                Common Shares of
                              Beneficial Interest




          ------------------------------------------------------------
                   P R O S P E C T U S  S U P P L E M E N T
          ------------------------------------------------------------

                          Donaldson, Lufkin & Jenrette
                             Securities Corporation

                            A.G. Edwards & Sons, Inc.


                             Legg Mason Wood Walker
                                  Incorporated

                               Merrill Lynch & Co.

                       Prudential Securities Incorporated

                              Salomon Smith Barney






                                December 9, 1997

================================================================================